

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2017

Andrejs Bekess
Boxxy Inc.
Wattova 10
Ostrava 70200
Czech Republic

>   **Re: Boxxy Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 17, 2017**
>   **File No. 333-213553**

Dear Mr. Bekess:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 16

1. We note your response to comment 1. Please disclose, as you state in your response letter dated December 6, 2016 and if true, that amounts to be paid to your independent contractor will be compensation for the independent contractor's services related to assembling, handling and shipping the beauty boxes. In addition, please disclose whether you have identified or hired an independent contractor.

Dilution, page 17

2. We note your response to comment 2 that estimated offering expenses will be paid by the time you begin to raise funds and therefore your net tangible book value does not change. Please note that whether you pay the offering expenses out of offering proceeds or other

Andrejs Bekess
Boxxy Inc.
January 26, 2017
Page 2

sources, your net tangible book value will be reduced. Please revise your calculations since these costs will reduce post-offering net tangible book value.

3. We note your response to comment 3 and the addition of the line item "Effective old shareholders contributions." However, we also note that original shareholders received 3,000,000 shares of common stock for $3,000. Therefore, it is unclear to us what this line item is meant to convey as it does not appear to us to provide the information required by Item 506 of Regulation S-K. Please provide a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

4. Please update your discussion and analysis in this section and throughout the registration statement to correspond with the periods of financial statements provided.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products